UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30750 / October 22, 2013

In the Matter of

FORETHOUGHT VARIABLE INSURANCE TRUST
FORETHOUGHT INVESTMENT ADVISORS, LLC

300 North Meridian St., Suite 1800
Indianapolis, IN 46204

(File No. 812-14183)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Forethought Variable Insurance Trust and Forethought Investment Advisors, LLC filed an
application on July 23, 2013, and an amendment to the application on September 20, 2013,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an
exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain
disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On September 25, 2013, a notice of the filing of the application was issued (Investment
Company Act Release No. 30716). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Forethought Variable Insurance Trust, et al. (File No. 812-14183) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary